# Management Report

## GameSafe, Inc.
For the period ended December 31, 2019



Prepared by
## Creative Planning

Prepared on
## October 19, 2021

# Table of Contents

# Balance Sheet

As of December 31, 2019

|  | Total |
|---|---:|
| **ASSETS** | |
| **TOTAL ASSETS** | |
| **LIABILITIES AND EQUITY** | |
| **Liabilities** | |
| **Total Liabilities** | |
| **Equity** | |
| Equity Investments | 35,694.92 |
| Retained Earnings | |
| Net Income | -35,694.92 |
| **Total Equity** | **0.00** |
| **TOTAL LIABILITIES AND EQUITY** | **$0.00** |

## NOTE

These financial statements were not subjected to an audit, review, or compilation engagement and we do not express an opinion, nor provide any assurance on them.

# Statement of Operations

January - December 2019

| | Total |
|---|---|
| INCOME | |
| **Total Income** | |
| GROSS PROFIT | **0.00** |
| EXPENSES | |
| Advertising & Marketing | 10.86 |
| Contractors | 27,538.80 |
| Legal & Professional Services | 843.00 |
| Office Expenses | 1,767.08 |
| Payroll Expenses | 2,910.00 |
| Shipping | 40.00 |
| Software Expenses | 437.88 |
| Taxes & Licenses | 20.00 |
| Travel | 2,127.30 |
| **Total Expenses** | **35,694.92** |
| NET OPERATING INCOME | **-35,694.92** |
| NET INCOME | **$ -35,694.92** |

## NOTE

These financial statements were not subjected to an audit, review, or compilation engagement and we do not express an opinion, nor provide any assurance on them.

# Statement of Cash Flows Prior Year

January - December 2019

| | Total |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -35,694.92 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| **Net cash provided by operating activities** | **-35,694.92** |
| FINANCING ACTIVITIES | |
| Equity Investments | 35,694.92 |
| **Net cash provided by financing activities** | **35,694.92** |
| NET CASH INCREASE FOR PERIOD | **0.00** |
| CASH AT END OF PERIOD | **$0.00** |

## NOTE

These financial statements were not subjected to an audit, review, or compilation engagement and we do not express an opinion, nor provide any assurance on them.

# GameSafe, Inc.
## Statement of Equity

| | Common Stock | | Preferred Stock | | Additional paid in Captial | Total |
|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | |
| Beginning Balance, January 1, 2019 | - | $ - | - | $ - | $ - | $ - |
| Contributions | - | $ - | - | $ - | $ 35,694.92 | $ 35,694.92 |
| Other Comprehensive gain/(loss) | - | $ - | - | $ - | $ - | $ - |
| Net Income | | | | | $ (35,694.92) | $ (35,694.92) |
| Ending Balance, December 31, 2019 | - | $ - | - | $ - | $ - | $ - |

# Notes to the Financial Statements

1. ORGANIZATION AND PURPOSE

   Gamesafe, Inc. (the "Company"), is a corporation organized under the laws of the State of Texas. The Company operates a mobile social networking platform and derives revenue from advertising and hosting content.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

   a) Basis of Accounting

   The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis
   of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

   b) Fiscal Year

   The Company operates on a 52-week fiscal year ending on December 31.

   c) Cash Equivalents

   Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal quarter ended September 30, 2021, the Company's cash positions include its operating bank account.

   d) Legal Fees

   Legal fees consist of legal services provided for the creation of the Company and equity financing.

   e) Use of Estimates

   The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

   The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events. As of 12/21/2020, ChatSafe, LLC was converted into GameSafe, Inc. with the same business purpose. No additional changes were made to the business.